CATALYST FUNDS

Amendment No. 10 to Agreement and Declaration of Trust

The undersigned secretary of Catalyst Funds (the “Trust”) hereby certifies that the following resolution was adopted by the Board of Trustees by unanimous written consent on September 16, 2009:

Pursuant to Section 4.1 of the Agreement and Declaration of Trust of the Trust, the undersigned, being a majority of the trustees of the Trust, hereby amend in its entirety the first paragraph of Section 4.2 effective September 16, 2009, to read as follows:

Without limiting the authority of the Trustees set forth in Section 4.1 to establish and designate any further Series, the Trustees hereby establish and designate the following Series of Shares of the Trust and designate such Series the “Catalyst Value Fund,” the “Listed Private Equity Plus Fund,” the “America First Quantitative Strategies Fund,” the “Catalyst High Income Fund,” the “Catalyst Total Return Income Fund,” the “Catalyst Rising Dividend Income Fund,” the “Eventide Gilead Fund,” the “Compass EMP Conservative to Moderate Fund,” the “Compass EMP Long-Term Growth Fund,” and the Day Hagen Global ETF Allocation Fund (each a “Series”).  As to each Series, the Trustees hereby establish and designate three Classes of Shares:  “Class A,” “Class C” and “Class I.”  The Shares of these Series and any Shares of any further Series or Class that may from time to time be established and designated by the Trustees shall (unless the Trustees otherwise determine with respect to some further Series or Class at the time of establishing and designating the same) have the following relative rights and preferences:

The above paragraph shall supersede and take the place of the existing first paragraph for Section 4.2 of the Agreement and Declaration of Trust.

Subsections (a) through (l) of Section 4.2 of the Agreement and Declaration of Trust of Catalyst Funds are hereby incorporated by reference.

Date: October 15, 2009
/s/ David S. Ganley David F. Ganley, Secretary